Consent of Independent Registered Public Accounting Firm

The Board of Directors

Calvert Variable Series, Inc.:

We consent to the use of our reports, dated February 25, 2013, with respect to the financial statements of the Calvert VP SRI Mid Cap Growth Portfolio, Calvert VP SRI Balanced Portfolio, Calvert VP SRI Equity Portfolio, Calvert VP Income Portfolio, Calvert VP Small Cap Growth Portfolio, and Calvert VP Money Market Portfolio, each a series of the Calvert Variable Series, Inc., as of December 31, 2012, incorporated herein by reference, and to the references to our firm under the heading "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm and Custodians" in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania

April 26, 2013